Exhibit 99.1
Caledonia Mining Corporation Plc
Purchase of Shares by a director of the company
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

1 December , 2016: Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces that it received notice yesterday that Mr Mark Learmonth, the Company's Chief Financial Officer, has purchased a total of 11,500 shares in the Company at a price of £0.84 per share. Following this transaction Mr Learmonth owns 324,750 shares in the Company representing approximately 0.62 per cent of the issued share capital of the Company.
For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth – CFO Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Maurice Mason – Investor Relations Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mark Learmonth
2	Reason for the notification
a)	Position/status	Chief Financial Officer, Caledonia Mining Corporation plc
b)	Initial notification/ Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation plc
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common Shares of no par value each JE00BD35H902
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		84 British Pence	11,500

d)	Aggregated information - Aggregated volume - Price	11,500 84 British Pence
e)	Date of the transaction	30 November 2016
f)	Place of the transaction	London Stock Exchange, AIM